

December 21, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Andre Bergstein, Chief Financial Officer
Gafisa S.A.
Av. Nações Unidas No. 8501, 19th Floor
05425-070 – São Paulo, SP – Brazil

> **Re: Gafisa S.A.**
> **Form 20-F for the year ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 1-33356**

Dear Mr. Bergstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Business Overview, page 26</u>

1.   You state here that part of your business is the furnishing of construction services to third parties and you disclose on page 36 that construction revenues are a significant source of revenues. It is unclear what percentage of your revenues are derived from these services, whether they are provided by both Gafisa and Tenda, or what impact these services have had on your results of operations, in your discussion of Operating Results beginning on page 57. In future filings please enhance your disclosure to include the information called for by Item 5.A.1 of Form 20-F as it relates to your construction services.

<u>Results of Operations for the Years Ended December 31, 2014 and 2013, page 71</u>

2.   Please revise your discussion regarding changes in net operating revenue and operating costs to provide more clarity as to why these changes occurred. For example, please

further explain why there was a lower level of launches in Gafisa year over year. Additionally, please also address how changes in price have impacted your revenue and cost period over period. Please note that this comment also applies to your results of operations discussion at the segment level.

Cash Flows, page 78

3.   In future filings please provide a more informative analysis and discussion of operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Other Developments, page 111

4.   We note your disclosure that during 2013 you received inquiries with respect to control deficiencies. Please tell us the nature of these control deficiencies, the potential periods impacted and the extent to which they were considered in your conclusions with respect to the effectiveness of disclosure controls and procedures and internal controls over financial reporting.

Report of Independent Registered Accounting Firm, page F-2

5.   We note that your audit report refers to "accounting practices adopted in Brazil applicable to real estate development entities." We note that in Note 2.1 Basis of presentation and preparation of consolidated financial statements you indicate that your financial statements have been prepared in accordance with the "accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM)." We further note your reference to "Brazilian GAAP" in the third paragraph of this footnote as well as Note 34 which presents the principal differences between "Brazilian GAAP" and US GAAP. We also note that the audit report for the year ended December 31, 2012 on page F-4 refers to "accounting practices adopted in Brazil." Please explain the differences between these three apparently different GAAPs. We may have further comment upon your response.

6.   Please explain why the fifth paragraph of your audit report does not reference the statements of value added.

Notes to the Consolidated Financial Statements

8. Non-current assets held for sale, page F-45

8.1 Land available for sale, page F-45

8.2 Noncurrent assets held for sale and profit from discontinued operations, page F-46

7.   Please explain the nature of the R$166,964 income from equity method investments that you have included in your gain on the sale of your 70% interest in AUSA. Please also explain where you have presented the R$194,897 related to the statement of profit or loss of AUSA for the period ended December 9, 2013 within your statement of operations.

33. Supplemental Information…, page F-90

(iv) Business Combinations, page F-95

(b) AUSA transaction – Disposal of controlling Interest in AUSA, page F-99

8.   You indicate that as a result of the disposal of your 70% interest in AUSA, you recorded a gain of R$1,228,429. This amount appears to be the US GAAP gain recorded on page F-116. If so, please explain what gave rise to significant difference between this US GAAP gain and the R$631,122 gain you referred to in note 8.1.

(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP
(i) Net income (loss) and (ii) Equity, pages F-105 and F-106

9.   With reference to your US GAAP net operating revenue of R$2,565,988 and R$3,930,729 for years ended December 31, 2013 and 2012 as presented on page F-116 and your Brazilian GAAP net operating revenue of R$2,481,211 and R$2,805,086 for the years ended December 31, 2013 and 2012 as presented on page F-7, please tell us how you determined the R$(725,403) and R$534,156 revenue adjustments presented on page F-105 to reconcile Brazilian GAAP to US GAAP. Please address this comment as it relates to the operating costs adjustments for the same periods.

10.   We note that within your reconciliation of equity under Brazilian GAAP to US GAAP on page F-106, the change in the line items for "revenue recognition – net operating revenue" and "Revenue recognition – operating costs" from 2012 to 2013 was R$924,953 and R$(601,014), respectively. Please reconcile these amounts to the R$(725,403) reduction in net income related to "revenue recognition – net operating revenue and the $R297,338 increase in net income related to "Revenue recognition –operating expenses" for 2013 as presented in your reconciliation of net income under Brazilian GAAP to US GAAP.

(d)(i) Condensed consolidated balance sheet under US GAAP, page F-115

11.   In light of the fact that your discussion of certain balance sheet classification differences between Brazilian and US GAAP on F-102 does not address any differences related to cash and cash equivalent, please tell us why their appears to be a difference between your Brazilian and US GAAP cash and cash equivalents balances as of December 31, 2014.

(d)(ii) Condensed consolidated statements of operations under US GAAP, page F-16

12.   We note your disclosure on page F-29 which indicates that you record revenues for construction services and barter transactions. We also note that you present net operating revenue on the face of the statement of operations and provide disclosure of its components in Note 23. We also note that you include a line item in Note 23 for Real estate development, sale, barter transactions and construction services. Please consider disclosing the amount of each significant category of revenue recognized during the periods presented either on the face of the statement of operations or in your footnote, as required by paragraph 35 of IAS 18. Please further discuss the nature of revenues and expenses "incurred" from barter transactions. Quantify such amounts for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction

Cc: Mr. Manuel Garciadiaz, Davis, Polk & Wardwell LLP